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                                                                    EXHIBIT 4(c)

                                 June 24, 1996

Hanover Foods Corporation
1486 York Road
P. O. Box 334
Hanover, Pennsylvania 17331

          Re:                        Waiver
                         $25,000,000 8.74% Senior Notes
                               Due March 15, 2007
                                       of
                           Hanover Foods Corporation


Ladies and Gentlemen:

          Reference is hereby made to that certain Note Agreement dated as of December 1, 1991, as amended by the First Amendment dated as of June 20, 1995 (collectively, the "Note Agreement") between Hanover Foods Corporation, a Pennsylvania corporation (the "Company"), and Allstate Life Insurance Company ("Allstate"). Capitalized terms used herein that are not otherwise defined shall have the meanings assigned thereto in the Note Agreement.

          You have advised us that the following Event of Default has occurred:

               As of September 31, 1995 and to and including the date hereof, default has occurred in the observance of the covenant contained in
     Section 5.9 of the Note Agreement which requires the Company to maintain a minimum ratio, as set forth therein, of Net Income Available for Interest Charges to Interest Charges for each period of four consecutive fiscal quarters most recently ended.

          By its execution hereof the Company hereby represents and warrants that other than the default specified above, no Default or Event of Default exists.

          The Company also agrees that from and after December 31, 1995 to July 10, 1996, interest on the Note shall accrue at a rate per annum equal to 9.24%.

          Upon the execution by the financial institutions which are parties to the credit agreements (the "Bank Agreements") with the Company of waivers of any defaults or events of default thereunder and upon the execution of this letter, Allstate hereby waives the default specified above; provided however, that such waiver shall be effective only until the earliest of the following to occur: (i) July 10, 1996, (ii) the occurrence of any default or event of default under the Bank Agreements, (iii) the expiration or termination of any waiver of any defaults under the Bank Agreements, or (iv) the termination or material modification of the Bank Agreements.
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               The Company further understands and agrees that such waiver pertains only to the matters and to the extent herein described and not to any other actions of the Company or to any other rights of the undersigned.

          The Waiver shall be governed by and construed in accordance with Pennsylvania law.

                                  Very truly yours,

                                  ALLSTATE LIFE INSURANCE COMPANY



                                  By: /s/ Patricia W. Wilson
                                      ---------------------------------
                                      Authorized Officer



                                  By:/s/ Steven M. Loude
                                      ---------------------------------
                                      Authorized Officer


Agreed to and acknowledged by:

HANOVER FOODS CORPORATION


By:  /s/ Gary T. Knisely
     ---------------------------------
     Gary T. Knisely
     Executive Vice President